January 29, 2025

Alexandre Mongeon
Chief Executive Officer
Vision Marine Technologies Inc.
730 Boulevard du Cur  -Boivin
Boisbriand, Qu  bec J7G 2A7, Canada

       Re: Vision Marine Technologies Inc.
           Registration Statement on Form F-3
           Filed January 23, 2025
           File No. 333-284423
Dear Alexandre Mongeon:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing